UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-40795

ON HOLDING AG
(Exact name of registrant as specified in its charter)

Förrlibuckstrasse 190
8005 Zurich, Switzerland
Tel: +41 44 225 1555
Fax: +41 44 225 1556
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Annual General Meeting Results

On May 28, 2026, On Holding AG (“On Holding”) held its Annual General Meeting of Shareholders. The final results of the agenda items submitted to a vote of the shareholders are as follows:

Agenda Item 1: Acknowledgement of the Annual Report and the Audit Reports and Approval of the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2025

On Holding shareholders acknowledged the Annual Report and the Audit Reports and approved the Management Report, the Annual Consolidated Financial Statements of On Holding AG and the Annual Financial Statements of On Holding AG for 2025.

Agenda Item 2: Appropriation of 2025 Financial Results

On Holding shareholders approved that the loss for the year 2025 in the amount of KCHF 67,944.0 decreases the “profit carried forward” from the financial year 2024 of KCHF 99,449.0, resulting in a new balance of “profit carried forward” of KCHF 31,505.0.

Agenda Item 3: Approval of the Report on Non-Financial Matters 2025

On Holding shareholders approved the Report on Non-Financial Matters of On Holding AG for 2025.

Agenda Item 4: Discharge of the Members of the Board of Directors and of the Executive Officers

On Holding shareholders approved that the members of the Board of Directors and of the Executive Officers be discharged from liability for the financial year 2025.

Agenda Item 5: Re-Election of Alex Pérez as Proposed Representative of the Holders of Class A Shares on the Board of Directors

On Holding shareholders approved the re-election of Alex Pérez as representative of the holders of Class A shares on the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2027).

Agenda Item 6: Re-Elections of the Members of the Board of Directors

On Holding shareholders approved the re-election of David Allemann, Amy Banse, Olivier Bernhard, Caspar Coppetti, Dennis Durkin, Helena Helmersson, Laura Miele and Alex Pérez as members of the Board of Directors, each for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2027).

Agenda Item 7: Re-Elections of the Co-Chairmen of the Board of Directors

Agenda Item 7.1: Re-Election of David Allemann as Co-Chairman of the Board of Directors

On Holding shareholders approved the re-election of David Allemann as Co-Chairman of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2027).

Agenda Item 7.2: Re-Election of Caspar Coppetti as Co-Chairman of the Board of Directors

On Holding shareholders approved the re-election of Caspar Coppetti as Co-Chairman of the Board of Directors for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2027).

Agenda Item 8: Elections of the Members of the Nomination and Compensation Committee

On Holding shareholders approved the election of Amy Banse, Helena Helmersson and Alex Pérez as members of the Nomination and Compensation Committee, each for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2027).

Agenda Item 9: Re-Election of the Independent Proxy Representative

On Holding shareholders approved the re-election of Anwaltskanzlei Keller AG (CHE-194.206.696), Splügenstrasse 8, 8002 Zurich, Switzerland, as Independent Proxy Representative for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2027).

Agenda Item 10: Re-Election of Statutory Auditors

On Holding shareholders approved the re-election of PricewaterhouseCoopers AG (CHE-106.839.438), in Zurich, Switzerland, as statutory auditors of On Holding AG for a term of office of one year (until completion of the next Annual General Shareholders’ Meeting in 2027).

Agenda Item 11: Compensation Report; Approval of the Compensation of the Board of Directors and the Executive Officers

Agenda Item 11.1: Consultative Vote on the 2025 Compensation Report

On Holding shareholders took note of and endorsed the 2025 Compensation Report in a consultative vote.

Agenda Item 11.2: Approval of the Maximum Aggregate Compensation for the Non-Executive Members of the Board of Directors for the Period between this AGM and the next AGM to be held in 2027

On Holding shareholders approved the maximum aggregate compensation of CHF 2,000,000 for the non-executive members of the Board of Directors for the period between this AGM and the next AGM to be in 2027.

Agenda Item 11.3: Approval of a Supplementary Amount for the Compensation of the Executive Officers for the Financial Year 2025

On Holding shareholders approved a supplementary amount of CHF 1,329,687 for the compensation of the Executive Officers for the financial year 2025, in addition to the maximum aggregate amount of CHF 26 million already approved by the AGM on 23 May 2024.

Agenda Item 11.4: Approval of the Maximum Aggregate Compensation for the Executive Officers for the Financial Year 2027

On Holding shareholders approved the maximum aggregate compensation of CHF 30,000,000 for the Executive Officers (including, where applicable, for their activities as executive members of the Board of Directors) for the financial year 2027.

Agenda Item 12: Conversion of Class B Shares to Class A Shares / Amendment of Article 3, Article 3b and Article 3c of the Articles of Association

On Holding shareholders approved the conversion of 16,250,000 Class B Shares into 1,625,000 Class A Shares, as well as the amendment of Article 3, Article 3b and Article 3c of the Articles of Association to reflect the updated numbers of registered Class A Shares and registered Class B Shares mentioned therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON HOLDING AG

By:	/s/ David Allemann
	Name:	David Allemann
	Title:	Co-Founder and Co-Chief Executive Officer

Date: May 28, 2026

EXHIBIT INDEX

Exhibit Number	Description

99.1	Articles of Association of On Holding AG